FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2005

Commission File Number    000-26495

Commtouch Software Ltd.
(Translation of registrant's name into English)

1A Hazoran Street
Poleg Industrial Park, P.O. Box 8511
Netanya 42504, Israel
011-972-9-863-6888
(Address of principal executive offices)

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes |_|	No |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes |_|	No |X|

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F |X|	Form 40-F |_|

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes |_|	No |X|

COMMTOUCH SOFTWARE LTD.

FORM 6-K

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as "expect", "plan", "estimate", anticipate", or "believe" are forward-looking statements. These statements are based on information available to us at the time of the Report; we assume no obligation to update any of them. The statements in this Report are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; fewer than expected license agreements resulting from Commtouch’s exclusive rights to market DCC; competitive factors including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for real time AV solutions in general and the Commtouch Zero-Hour™ Virus Protection product in particular; availability of qualified staff for expansion; technological difficulties and resource constraints encountered in developing new products, such as the Zero Hour solution; and the failure of Commtouch to meet The NASDAQ Capital Market's listing standards in the future, as well as those risks described in the company's Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.

Purposes of this Report

1.

Attached as Exhibits 99.1 and 99.2 hereto are the company's Notice of Annual Meeting of Shareholders and Proxy Statement for the meeting to be held on December 30, 2005, and Form of Proxy Card, respectively.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMMTOUCH SOFTWARE LTD.
(Registrant)

Date: December 2, 2005	By ______________________________________
Devyani Patel
VP of Finance

Exhibit Index

Exhibit Number	Description of Exhibit

99.1	Notice of Annual Meeting of Shareholders and Proxy Statement

99.2	Form of Proxy Card

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